

Mail Stop 7010

September 8, 2008

Via U.S. mail and facsimile

Mr. Brian Roberts, President, Chief Executive Officer,
Principal Executive Officer and a Director
Ruby Creek Resources, Inc.
Suite 600, 890 West Pender Street
Vancouver, British Columbia V6C 1K4
Canada

> **Re: Ruby Creek Resources, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 20, 2008**
> **File No. 333-153105**

Dear Mr. Roberts:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Confirm that under your contemplated continuation structure, the successor
        Nevada company will not be in existence until after shareholder approval is
        received for the continuation. If so, please provide a representation that, as
        required under Rule 414(d) of the Securities Act of 1933, the successor Nevada
        corporation will file an amendment to the Form S-4 adopting the registration
        statement as soon as practicable.

Summary, page 1

2.   Please explicitly disclose what would happen if only one of the two proposals
        were to be approved.

Certain United States Federal Tax Consequences, page 21

3.   It appears that the potential tax consequences may be material to stockholders. In
        that regard, it is unclear that you can to provide this disclosure in the absence of
        an opinion from tax counsel. We may have additional comments if you file an
        opinion of tax counsel.

4.   Remove all inappropriate disclaimers included in the introduction to this section,
        including that the information is "for general information only," that would
        indicate that stockholders are unable to rely on the disclosure you provide. Also,
        you may suggest that the reader may want to consult counsel, but it is
        inappropriate to state that it "should" do so. Make parallel changes to the
        disclosure that appears at page 23 (Canadian tax consequences) and in the
        summary section.

Legal Opinion of Lang Michener LLP

5.   Because counsel must render an opinion that results from its determination
        regarding the shares having been legally issued, fully paid and non-assessable
        under the laws of British Columbia, it may not assume these matters. Please
        obtain and file a new opinion that does not include inappropriate assumptions in
        that regard.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: T. Levenberg
     J. Madison

     <u>via facsimile</u>
     Brian Roberts
     (604) 687-1327